(m)(3)(i)

May 1, 2015

Voya Intermediate Bond Portfolio

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the Voya Intermediate Bond Portfolio Second Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID for the funds listed on the attached Schedule A of the Voya Intermediate Bond Portfolio Second Amended and Restated Shareholder Service and Distribution Plan (the “Plan”), in an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class Shares as if the distribution fee specified in the Plan were 0.15%. By this letter, we agree to waive that fee for the period May 1, 2015 through May 1, 2017.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Intermediate Bond Portfolio.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:
Voya Intermediate Bond Portfolio

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

SCHEDULE A

Funds

Voya Intermediate Bond Portfolio